United States securities and exchange commission logo





                              August 31, 2022

       Jeffrey Likosar
       Chief Financial Officer
       ADT Inc.
       1501 Yamato Road
       Boca Raton, Florida 33431

                                                        Re: ADT Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38352

       Dear Mr. Likosar:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis
       Results of Operations, page 51

   1. We note several instances in which two or more factors are cited as a cause of a variance in results of
operations between periods, with references to offsetting items in some cases, without quantification.
To the extent practicable, please quantify each factor cited so that investors may
understand the magnitude and relative impact of each on your results. Refer to Item 303 of
Regulation S-K and section 501.04 of the staff   s Codification of Financial
                                                        Reporting Policies for
guidance. Please note this comment also applies to disclosure in your quarterly reports
on Form 10-Q.
 Jeffrey Likosar
FirstName
ADT Inc. LastNameJeffrey Likosar
Comapany
August  31, NameADT
            2022      Inc.
August
Page  2 31, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-
3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services